UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

GigOptix, Inc.

(Name of Issuer)

Common Stock, par value 0.001 per share

(Title of Class of Securities)

37517Y103

(CUSIP Number)

Avi S. Katz

GigOptix, Inc.

130 Baytech Drive

San Jose, CA 95134

(408) 522-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37517Y103

1	NAMES OF REPORTING PERSONS Avi S. Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, SC(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,653,083 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,653,083 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,653,083 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

CUSIP No. 37517Y103

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) See Item 3 below.

(2) See Item 5 below.

CUSIP No. 37517Y103

This Amendment No. 2 to Schedule 13D is being filed by Dr. Avi S. Katz, the Founder, Chief Executive Officer and Chairman of the Board of the Issuer, in his individual capacity. The Schedule 13D filed on August 19, 2011 (the “Schedule 13D”), as previously amended by Amendment No. 1 filed on January 5, 2012 (“Amendment No. 1”), is hereby further amended and supplemented as set forth in this Amendment No. 2.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D or Amendment No. 1, as applicable.

ITEM 3. Source and Amount of Funds or Other Consideration.

As the Founder, Chief Executive Officer and Chairman of the Board of the Issuer, the Issuer has issued Dr. Katz options and warrants, as reported in Item 5 below, as part of his equity compensation, and as previously reported in the Schedule 13D Dr. Katz has acquired shares in the open market.

ITEM 4. Purpose of Transaction.

As the Founder, Chief Executive Officer and Chairman of the Board, the Issuer has issued options and warrants to Dr. Katz. The warrants are fully vested, and the options are vesting pursuant to the terms of such prior grants. As disclosed in the Current Report on Form 8-K of the Issuer as filed on March 28, 2012, and the Form 4 filed by Dr. Katz on March 29, 2012, on March 27, 2012 Dr. Katz was awarded 158,967 restricted stock units, of which 39,742 will vest within the next 60 days, resulting in the issuance of Common Shares at that time, and 537,500 stock options at an exercise price of $2.70, the closing price of the Issuer’s common stock on the date of grant. The Issuer will withhold Common Shares subject to the restricted stock units at the time of vesting for the purpose of satisfying any tax withholding obligations which arise in connection with such vesting. The options shall vest over four years as follows: 25% of the shares shall vest and become exercisable on March 27, 2013; on each monthly anniversary thereafter (for 36 months) beginning with April 27, 2013, 1/48th of the total number of shares of such options shall vest and become exercisable. As a result of these new equity grants, and the continued vesting of the options previously granted, Dr. Katz has increased his beneficial ownership of Common Shares by an additional 1% over the amount previously reported in the Schedule 13D, necessitating the filing of this Amendment No. 2. Dr. Katz will continue to vest in his options and restricted stock units which will necessitate additional amendments to the Schedule 13D. In addition, it is currently expected that consistent with the terms of the Employment Agreement between Dr. Katz and the Issuer and past practice, that there may be future issuances of options and/or restricted stock units to Dr. Katz. It is also currently expected that other employees, consultants and directors of the Issuer may in the future be issued options and/or restricted stock units by the Issuer (as well as continue to vest into existing options and restricted stock units), and as Chief Executive Officer and Chairman of the Board, Dr. Katz will evaluate any such issuances.

As previously disclosed in the Schedule 13D, Dr. Katz has also previously purchased Common Shares in the open market for investment purposes, and such purchases have been made in the ordinary course of business and in connection with his employment with the Issuer. Dr. Katz reserves the right to purchase additional Common Shares or to dispose of Common Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as Chief Executive Officer and Chairman of the Board, Dr. Katz reviews and evaluates potential transactions and the consideration used, including Common Shares.

Except as described above, Dr. Katz presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

CUSIP No. 37517Y103

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Dr. Katz holds directly 60,800 Common Shares of the Issuer, 1,515,493 options that are vested and exercisable or exercisable within the next 60 days, 39,742 restricted stock units that are scheduled to vest within the next 60 days, resulting in the issuance of Common Shares at that time, and 37,048 warrants that are presently exercisable. As a result, Dr. Katz may be deemed to be the beneficial owner with sole voting and dispositive power of 1,653,083 shares in the aggregate of Common Stock, or 7.1% of the class of securities. However, the Issuer will withhold Common Shares subject to the restricted stock units at the time of vesting for the purpose of satisfying any tax withholding obligations which arise in connection with such vesting.

The calculation of percentage ownership is based on 21,587,343 shares of Common Stock outstanding as of March 26, 2012, plus 1,592,283 shares of Common Stock that would be issued upon the exercise of the options and warrants, and the vesting of the restricted stock units (not including any withholding of Common Shares for the purpose of satisfying any tax withholding obligations).

(c) The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 5(c) regarding the 158,967 restricted stock units and 537,500 stock options awarded to Dr. Katz on March 27, 2012.

(d) and (e): Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Dr. Katz and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2012
/s/ Avi S. Katz
Name: Avi S. Katz